IMA EXPLORATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Introduction

The following management discussion and analysis and financial review, prepared as of November 12, 2008, should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2008 and audited annual consolidated financial statements and related notes for the year ended December 31, 2007.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  As of this date the Company is an exploration stage company and has not generated any revenues.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

During the first quarter, the Company was paid $18,500,000 as consideration for the Navidad interest.  The Company received the $7.5 million held in trust on January 8, 2008 plus interest that had accrued in the amount of $341,380.  The balance of $11 million was received on February 11, 2008.

Principal Property

Island Copper Property, British Columbia

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation (“Western Copper”) to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest.  The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometers southwest of Port Hardy, B.C.

The Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2.08 million ounces of gold and 1.39 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.59 million ounces of gold. The deposit also contains unclassified molybdenum mineralization.

Table 1 summarizes the April 2005 mineral resource estimate at 0.10%, 0.20% and 0.30% Cu cut-offs.  Additional infill and step out drilling is required to define the molybdenum, silver, and rhenium content and define the extent of mineralization.

Table 1: Summary of Resource Estimation for the Hushamu Copper-Gold Deposit

Class	Cu Cut-off (%)	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured + Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured + Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured + Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

At least 5 additional copper-molybdenum-gold porphyry targets and more than 15 poly-metallic volcanic and sediment hosted targets occur within the property and the Company considers the overall property to host an extensive exploration upside.

In 2005 Lumina Resources, later acquired by Western Copper, conducted the first major exploration in the area since 1994 that comprised historic data compilation, airborne geophysics (2,687 line kilometers), diamond drilling (3,155 m in 18 holes), geological mapping, prospecting, geochemical surveys (3,842 soil samples), and alteration studies.  Lumina discovered porphyry style copper-gold molybdenum mineralization in the NW Expo zone (hole EC-228 intersected 1.0 g/t Au and 0.17% Cu over 95 m).  In 2007 Western Copper further tested the NW Expo target with 2 drillholes and intersected two mineralized horizons.  The drillholes cut an upper zone of mineralization containing 82.6 meters of 0.033% molybdenum and 0.14 g/t gold and a deeper mineralized interval of 182.5 meters grading 0.58 g/t gold and 0.013% molybdenum.  The second drillhole intersected the upper zone over an interval of

27.4 meters containing 0.022% molybdenum and 0.13 g/t gold and the deeper zone intersected 204.2 meters grading 0.74 g/t gold and 0.012% molybdenum (refer to Western Copper press release April 2007).

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah.  During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au.  The rhenium content of the molybdenum concentrate was an important by-product. The demand for rhenium has driven prices to $10,550 per kilogram.

The Company has agreed to expend a minimum of $1.9 million in the first year of a three year option period.  Depending on initial results the Company will spend an additional $13.1 million in years two and three on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

During Q3, the Company signed a drilling contract with Matrix Diamond Drilling Inc. of British Columbia to complete a minimum 5,000m Phase I drill program on the Island Copper project and received a drill permit from the British Columbia Ministry of Energy and Mines.  Phase I drilling commenced in October with two diamond drill rigs, both initially located on the NW Expo Gold-Copper-Moly target.  The Company’s drilling will step out to the north and west of previous drill intercepts to test the open extensions to the mineralization with the aim of delineating mineralized zones that will add to the already substantial copper-gold resource at Hushamu. The drill rigs will then be moved to the Hushamu resource area.  Drilling on the Hushamu resource area will be focused on increasing the copper equivalent grade of the resource, by quantifying molybdenum mineralization not previously included in the estimate, as well as, increasing tonnage.

The Company is carefully reviewing a number of advanced potential-flagship projects that meet its criteria of established  resources, near-term cash flow and significant exploration potential. The current market conditions are resulting in unique opportunities to acquire high-quality assets at historically low costs.

The technical information above has been reviewed by Dr. David A. Terry, P.Geo., Senior VP Exploration and Director, a Qualified Person as defined in National Instrument 43-101 (a “Qualified Person”).

Selected Quaterly Financial Information and First Quarter Discussion

The following selected consolidated financial information is derived from the unaudited consolidated interim financial statements of the Company.  The information has been prepared in accordance with Canadian GAAP.

	Fiscal 2008			Fiscal 2007				Fiscal 2006
	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(314,542)	(257,856)	(314,157)	325,822	(515,787)	(408,518)	(486,206)	(1,126,568)
Net Income (Loss) per Common Share - Basic and Diluted	(0.01)	(0.01)	(0.01)	0.01	(0.01)	(0.01)	(0.01)	(0.02)

Summary of Financial Results

For the three months ended September 30, 2008, the Company reported a consolidated loss of $314,542 ($0.01 per share), a decrease of $201,245 from the loss of $515,787 ($0.01 per share) for the three months ended September 30, 2007.  The decrease in the loss in the 2008 period, compared to the 2007 period, can primarily be attributed to a $83,262 decrease in operating expenses and $117,983 increase in other income items.

Results of Operations

The Company’s operating expenses for the nine months ended September 30, 2008 were $1,450,093, a decrease of $199,926 from $1,650,019 in the 2007 period as a result of the following:

(i)

Corporate development and investor relations costs of $139,022 in 2008, compared to $46,195 during 2007, mainly due to increased costs associated with advertising and attendance to investor conferences.

(ii)

General exploration increased by $98,366 mainly as the Company continues to expense costs associated with exploration that is not related to specific projects or properties.  The costs primarily relate to the Company’s exploration activities in Argentina.

(iii)

Office and sundry increased by $34,275 as a result of increased activity during the period.

(iv)

Professional fees decreased by $542,220 due to reduced legal fees.

(v)

Rent, parking and storage increased by $44,011 in the 2008 period due to increased activity during the period.

(vi)

Salaries and employee benefits increased by $75,010 in the 2008 period, compared to $170,503 in the 2007 period due to increased activity during the period.

(vii)

Stock-based compensation of $62,900 is the estimated fair value of 250,000 stock options granted to a consultants during the period.  No stock options were granted in 2007.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

(viii)

Travel and accommodation increased to $48,830 in the 2008 period compared to $17,202 due to the Company actively seeking out new exploration projects in the period.

(ix)

Navidad holding costs were $Nil in the 2008 period compared to $97,423 in the 2007 period due to the Company transferring control of the Navidad project to Aquiline.

During the nine month period ending September 30, 2008, the Company recorded interest income of $578,086 compared to $256,835 in the 2007 period as a result of an increase in short-term investments.

Liquidity and Capital Resources

The Company’s cash position at September 30, 2008 was $108,006, an decrease of $75,622 from December 31, 2007.  Short-term investments increased by $17,019,317 to $23,832,779 at September 30, 2008 from $6,813,462 at December 31, 2007.  Total assets at September 30, 2008 were $25,028,732, a decrease of $1,095,758 from $26,124,490 at December 31, 2007.

The Company has received $Nil from the exercise of options and warrants from January 1, 2008 to November 11, 2008 compared to the receipt of $59,500 from options being exercised in 2007.  As at November 12, 2008, the Company had working capital of approximately $23,450,000.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand will allow the Company proceed with its plans for the Island Copper Project and to acquire viable advance stage exploration assets. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the nine months ended September 30, 2008 was $715,494, compared to cash outflow for the 2007 period of $1,654,814 primarily as a result of reduced professional fees and the collection of receivables in the 2008 period.

Financing Activities

During the nine months ended September 30, 2008 there were no cashflows from financing activities. During the nine months ended September 30, 2007, the Company received $59,500 on the exercise of options.

Investing Activities

Investing activities generated cash of $639,872 during the nine months ended September 30, 2008, compared to $1,355,960 for the 2007 period.  In the 2008 period this was a result of expenditures on mineral properties, collection of the Navidad interest, increase in marketable securities and an increase in short-term investments.  In 2007, this was a result of funds being withdrawn from short-term investments.

Related Party Transactions

The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the nine months ended September 30, 2008, the Company incurred fees of $430,487 (2007 - $392,624) to the Grosso Group: $345,049 (2007 - $326,437) was paid in monthly payments and $85,438 is included in accounts payable (2007 – $66,187 included in other receivables, prepaids and deposits) as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  Also, included in accounts receivable, prepaids and deposits is a $205,000 (2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

Effective May 31, 2008 Astral Mining Corporation withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

Effective September 1, 2008 Amera Resources Corporation withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

During nine months ended September 30, 2008, the Company paid $253,227 (2007 - $243,550) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses.  Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the nine months ended September 30, 2008 was $90,000.  This amount is included in the total amount paid to directors and officers discussed in the amount noted above.

The Company may terminate this agreement by giving the director thirty day written notice.  In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the nine months ended September 30, 2008 was $187,500 (2007 - $187,500). This amount is included in the total amount paid to directors and officers discussed in the amount noted above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on September 30, 2008, the amount payable under the contract would be $1,211,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended September 30, 2008, the Company has accrued a total of $50,442 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense.  This amount is included in the total amount paid to directors and officers discussed in the amount noted above.  The fees will be reviewed and adjusted on a periodic basis.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

As of September 30, 2008, the Company had the following work expenditure commitments in relation to its mineral property project:

	Less than 1 year $	1 to 3 years $	Greater than 3 years $	Total $

Work expenditures	1,900,000	13,100,000	-	15,000,000
	1,900,000	13,100,000	-	15,000,000

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

New Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a)

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the nine months ended September 30, 2008.

(b)

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital.

(ii)

summary quantitative data about what it manages as capital.

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject.

(iv)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

(c)

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

(d)

Financial Instruments Disclosures

In March 2007, the CICA issued section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862 requires disclosure of additional detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

(e)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

Financial Instruments

The Company's financial instruments as at September 30, 2008 consist of cash, marketable securities, short-term investments, amounts receivable and deposits and accounts payable and accrued liabilities.  For discussion of the valuation of these financial instruments for financial reporting purposes, refer to the Critical Accounting Estimates and Recent Accounting Pronouncements section above.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to litigation, disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk.  The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.  For a more complete discussion of these risks and others, reference should be made to the December 31, 2007 Management Discussion and Analysis.

Disclosure Control and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the nine months ended September 30, 2008 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company’s disclosure controls and procedures or in the Company’s internal control over financial reporting that occurred during the completed year that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Investor Relations

Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations’ activities.  The Company maintains a website at www.imaexploration.com.

On June 1, 2008, the Company entered into a one year agreement with Michael Baybak and Company (“MBC”) to provide assistance in the continuing development of shareholder communication, with particular focus in the United States. The program will focus on corporate development and financial advisory media through programmed media development activities. Under the agreement MBC was paid $4,000 per month.  250,000 stock options were granted at $0.54, subject to a four-month hold period. As of October 1, 2008, it was mutually agreed upon to suspend the monthly retainer and review the contract in 2009 for possible reinstatement.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at September 30, 2008, there were 52,132,064 outstanding common shares and 2,815,000 stock options, which were outstanding and exercisable, with an exercise prices ranging from $0.54 to $4.16 per share.  In addition, as at September 30, 2008, there were 1,666,670 warrants outstanding with exercise of $3.45 per share.

As of November 12, 2008 there were 52,132,064 common shares, 1,666,670 warrants and 2,815,000 stock options outstanding.